                                                    2024
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the transition period from                to

    Commission file number 333-151440

Big River Steel
401(k) Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

Big River Steel 401(k) Plan
Index to Financial Statements and Supplementary Information
December 31, 2024 and 2023

Page (s)

Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to the Big River Steel 401(k) Plan.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Big River Steel 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Big River Steel 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 10, 2025

We have served as the Plan’s auditor since 2023.
PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, www.pwc.com/us

BIG RIVER STEEL 401(K) PLAN
Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2024	2023
Assets
Investments at fair value (see Notes 8 & 10)	$59,202	$46,667
Receivables:
Company contributions	190	170
Participant loans (see Note 9)	4,202	2,646
Investment sales	—	101
Total receivables	4,392	2,917
Net assets available for benefits	$63,594	$49,584
The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits
($ in thousands)

Year Ended December 31,
2024
Additions
Gain on investments:
Interest	$327
Dividends	299
Net appreciation in fair value of investments	1,221
Total gain on investments	1,847

Contributions received from:
Employers (see Note 1)	4,704
Participants (including rollovers)	12,638
Total contributions	17,342
Total additions	19,189

Deductions
Benefit payments directly to participants or beneficiaries	5,085
Administration expenses	94
Total deductions	5,179

Net increase in plan assets	14,010

Net assets available for benefits:
Beginning of year	49,584
End of year	$63,594

The accompanying notes are an integral part of these financial statements.

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
1.    Plan description - The following description provides general information regarding the Big River Steel 401(k) Plan (the "Plan"), a defined contribution plan which covers employees of Big River Steel LLC (BRS), a subsidiary of United States Steel Corporation (the "Plan Sponsor") and another entity in the controlled group. Eligibility begins in the month following the month of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). See Note 3 for details on Plan amendments. Participants should refer to the Summary Plan Description and the plan document for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.Contributions - The Plan receives (1) participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) employer contributions, as matching contributions. Each component of contributions is described in further detail below. Participants may save from 1 percent to 18 percent of regular compensation (35 percent if eligible earnings in the immediately preceding year are equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments, on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof (1 percent minimum for each type of savings elected) and, in 10 percent increments, up to 50 percent of bonus type payments, as defined by the Plan, on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof (10 percent minimum for each type of savings elected). Other qualified plan limits include:

	2024	2023
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$23,000	$22,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$7,500	$7,500
Dollar Limit on IRC Sec. 415(c) contributions	$69,000	$66,000
Maximum covered compensation {IRC 401(a)(17)}	$345,000	$330,000
Highly Compensated Employee Threshold {414(q)(1)(B)}	$155,000	$150,000

The Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent of regular compensation per pay period, unless they select a different pre-tax contribution percentage amount or make an affirmative election not to contribute to the Plan. Participants hired prior to January 1, 2022 who had an automatic deferral in 2021 under prior Plan provisions could elect within 90 days of the first automatic deferral to withdraw all employee savings (including earnings). Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The annual increase feature applies to Roth 401(k) savings where a participant has a Roth 401(k) savings election, but not a pre-tax savings election.

Savings on the first 3 percent of eligible earnings are matched by Company contributions on a dollar-for-dollar basis. Prior to May 1, 2024, matching Company contributions, which vest immediately, were initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having his or her savings invested in increments of 1 percent among the investment options offered under the Plan (see Notes 1(f), 9 and 11). Effective May 1, 2024 (for participants on a weekly payroll, effective for the pay period beginning May 4, 2024), new Company matching contributions are invested as directed by the participants (i.e., matching contributions are no longer being automatically invested in Company Stock when made). If no separate investment election is made for the new Company matching contributions, the Employee Savings investment election is used; if there is no election, then the applicable default investment option is used. Participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA. The Plan allows direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions). Monies deposited are reinvested by Fidelity Management Trust Company (the "Trustee”) in the investment options specified.

As soon as administratively practicable following the closing of the pending transaction with Nippon Steel, the balance of the U. S. Steel Stock Fund, which includes cash received in the transaction, will be transferred to the applicable default investment option, and the U. S. Steel Stock Fund will cease to exist.

Eligible employees under the Plan participate in a non-contributory Retirement Account maintained under the Plan. With respect to the Retirement Account, the employing companies may make discretionary contributions to the employee’s account whenever applicable. Participants become fully vested in the value of the Retirement Account after attaining

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
three years of continuous service and are partially vested at 33% and 66% after one and two years of continuous service, respectively. No Retirement Account contributions were made in 2024 and 2023.

The Plan includes a “true-up” feature for all contributing participants to be made as soon as possible after the end of the plan year. The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the plan year, regardless of the timing of their contributions. To receive the maximum possible Company matching contributions, participants must contribute at least 3 percent of their eligible earnings. As a result, if the participant makes contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution as soon as possible after the end of the plan year. For the years ended December 31, 2024 and 2023, the aggregate amount of the “true-up” contributions made in 2025 and 2024 was $190 thousand and $170 thousand, respectively.

b.Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Company matching contributions and earnings are available for in-service withdrawals. Company matching contributions and a participant’s matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made (and placed by Fidelity). Vested Retirement Account contributions and earnings thereon are available only for withdrawal at termination of employment. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70½ (age 72 if the participant was born after June 30, 1949 and age 73 if the participant reached age 72 after December 31, 2022). A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all Retirement Account contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested Retirement Account contributions unless termination is by reason of permanent layoff, total and permanent disability, normal retirement age, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one-year breaks in continuous service, or (ii) if earlier, receives a distribution of the entire vested portion of his or her account.

c.Forfeited accounts - Any forfeited nonvested Company contributions ($0 in 2024 and 2023) from either matching Company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent Company contributions required under the Plan for the month of January (or any subsequent month, if necessary) in any year. Such amounts forfeited during the previous or current calendar year may instead be applied to administrative expenses of the Plan. No Company contributions were reduced from forfeited nonvested accounts in 2024.

d.Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching Company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.
Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2024 and 2023 totaled $2.0 million and $1.3 million, respectively, and none of the rollovers were transferred from the United States Steel Corporation Plan for Employee Pension Benefits.

e.    Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of one loan can be outstanding at any one time. The interest rate on loans is the Prime Rate as provided by Reuters as of market close on the last business day of the prior month plus one percent and remains fixed for the duration of the loan. The loans bear interest at rates that range from 4.25 to 9.50 percent on loans outstanding at December 31, 2024. Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
f.    Investment options - Participants should refer to the Summary Plan Description for details on the investment options offered by the Plan.

g.    SECURE 2.0 Act - On December 29, 2022, the SECURE 2.0 Act was signed into law. It includes mandatory and optional provisions impacting defined contribution plans. Key provisions that may affect plan participants currently and/or in the future include increasing the age for Required Minimum Distributions (RMDs) and provisions relating to catch-up contributions. Applicable provisions outlined in the SECURE 2.0 Act will be adopted if elected and/or required. Plan amendments for these changes are not yet required. The deadline for adopting plan amendments has been extended, most recently by IRS Notice 2024-2.

2.    Accounting policies:

a.Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 10).

d.Net appreciation/depreciation - The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

f.Administrative expenses - Plan administrative costs may include legal, accounting, trustee, recordkeeping, and other administrative fees and expenses associated with maintaining the Plan. An annual administrative fee of $35 deducted in quarterly increments ($8.75 per quarter) from all participant accounts covers the Plan’s recordkeeping costs.

For one investment option, a quarterly revenue credit is allocated to accounts if held during the prior quarter. Revenue credits may help reduce overall net cost to invest and represent the allocation of a portion of the revenue associated with the option based in part on a Participant's average daily balance in the fund.

g.Payment of benefits - Benefits are recorded when paid.

h.Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to the participants based upon the terms of the Plan.

j.Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.Subsequent events - The Plan has evaluated subsequent events through the date on which the financial statements were issued.

Effective January 1, 2025, as permitted by the SECURE 2.0 Act §110, the Plan added a student loan match. If an eligible employee who makes a student loan match election does not have sufficient employee savings to receive the applicable Company match, the employee will receive nonelective contributions (made in the following plan year) associated with qualifying student loan payments.

3.Plan amendments - Effective December 31, 2024, the Plan was amended to revise and clarify the forfeiture provisions.

Effective as of the market close on September 3, 2024, the Plan was amended to remove an investment option, and authorize the transfer of existing balances and new contributions resulting from such removal to the applicable default investment option.

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023
Effective after market close on August 30, 2024, the Plan was amended to add a new default investment option.

Effective as of market close on June 7, 2024, the Plan was amended to remove an investment option, and authorize the transfer of existing balances and new contributions resulting from such removal, and make miscellaneous technical clarifications.

Effective for transactions made after market close on May 24, 2024, the Plan was amended to shorten the settlement cycle from two business days to one business day after the trade for buy and sell transactions involving Company stock.

Effective May 1, 2024 (for eligible employees on weekly payroll, for contributions made on or after May 17, 2024), the Plan was amended to eliminate automatic investment of matching contributions in the U. S. Steel Stock Fund; participants can make a separate investment election for new Company matching contributions. If no election is made, new Company matching contributions are invested using the election for employee savings and, if none, the applicable default investment option. Following the closing of the pending transaction with Nippon Steel, the balance of the U. S. Steel Stock Fund, which includes cash received in the transaction, will be transferred to the applicable default investment option, and the U. S. Steel Stock Fund will cease to exist.

4.Employer-related investments - Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

5.Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated March 6, 2023 that the Plan, as amended and restated through April 1, 2022, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the IRS in conjunction with its issuance of the March 6, 2023 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt under §501(a) of the IRC of 1986, as amended.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for the years prior to 2021.

6.Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7.Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

8.Stable value common collective trust - The Plan invests in a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). MIP II is managed by the Trustee and invests in assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrap” contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. The Plan’s investment in MIP II is presented at the net asset value of units of a bank collective trust. The net asset value, as provided by the Trustee, is based on the fair value of the underlying investments held by MIP II less its liabilities.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.
9.Related party and party-in-interest transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees.

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 4). Dividends received for 2024 were $51 thousand. Purchases and sales for 2024 were $3.3 million and $2.7 million, respectively. The total realized losses and unrealized losses during 2024 were $601 thousand and $3.1 million, respectively.

The Plan also holds notes receivable totaling $4.2 million and $2.6 million in 2024 and 2023, respectively, representing participant loans that qualify as party-in-interest transactions.

10.Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 - Inputs to the valuation methodology include
▪Quoted prices for similar assets or liabilities in active markets;
▪ Quoted prices for identical or similar assets or liabilities in inactive markets;
▪ Inputs other than quoted prices that are observable for the asset or liability;
▪Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price that is publicly available. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trusts are valued at the net asset value of units of the bank collective trust. Refer to Note 8 for a description of the stable value common collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no Level 2 or 3 assets at December 31, 2024 or December 31, 2023.

There were no transfers to or from Level 3 during the year ended December 31, 2024 and December 31, 2023.

The following is a summary of the Plan’s assets carried at fair value:

BIG RIVER STEEL 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2024 and 2023

Investments at Fair Value at December 31, 2024
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$406	$406
Common stock	8,608	8,608
Mutual Funds	3,665	3,665
Total assets in the fair value hierarchy	$12,679	$12,679
Investments measured at net asset value (a)	46,523
Investments at fair value	$59,202

Investments at Fair Value at December 31, 2023
($ in thousands)
Asset Classes	Total	Quoted Prices (Level 1)
Interest-bearing cash	$595	$595
Common stock	11,694	11,694
Mutual Funds	2,590	2,590
Total assets in the fair value hierarchy	$14,879	$14,879
Investments measured at net asset value (a)	31,788
Investments at fair value	$46,667

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits. These investments represent holdings in the common collective trusts.

BIG RIVER STEEL 401(K) PLAN
EIN 25-1897152/PN 040

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Vanguard Treasury Money Market	Interest-bearing cash	405,614
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	8,604,947
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	3,552
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	1,134,942
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	447,753
	Janus Henderson Enterprise Fund Class N	Mutual fund	933,538
*	Fidelity Real Estate Investment Portfolio	Mutual fund	221,751
	Dodge & Cox Income Fund Class X	Mutual fund	926,857
*	Fidelity Low Priced Stock Pool Class A	Common/Collective Trust	233,739
*	Fidelity® Contrafund® Commingled Pool Class D	Common/Collective Trust	2,227,448
*	Fidelity Freedom Index Income Commingled Pool Class T	Common/Collective Trust	33,425
	State Street Global All Cap Equity Ex-U.S. Index Fund Class II - CIT	Common/Collective Trust	679,238
	State Street Russell Small/Mid Cap Index Fund CIT	Common/Collective Trust	551,266
	State Street S&P 500® Index Securities Lending Series Fund Class II	Common/Collective Trust	5,038,847
	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Common/Collective Trust	179,817
	State Street U.S. Inflation Protected Bond Index Securities Lending Series Fund Class II	Common/Collective Trust	182,939
*	Fidelity® Diversified International Commingled Pool Class A	Common/Collective Trust	414,568
*	Fidelity Freedom® Index 2010 Commingled Pool Class T	Common/Collective Trust	9,174
*	Fidelity Freedom® Index 2020 Commingled Pool Class T	Common/Collective Trust	406,274
*	Fidelity Freedom® Index 2025 Commingled Pool Class T	Common/Collective Trust	1,555,855
*	Fidelity Freedom® Index 2030 Commingled Pool Class T	Common/Collective Trust	3,567,120
*	Fidelity Freedom® Index 2035 Commingled Pool Class T	Common/Collective Trust	5,068,862
*	Fidelity Freedom® Index 2040 Commingled Pool Class T	Common/Collective Trust	4,812,780
*	Fidelity Freedom® Index 2045 Commingled Pool Class T	Common/Collective Trust	5,781,337
*	Fidelity Freedom® Index 2050 Commingled Pool Class T	Common/Collective Trust	4,215,077
*	Fidelity Freedom® Index 2055 Commingled Pool Class T	Common/Collective Trust	4,009,493
*	Fidelity Freedom® Index 2060 Commingled Pool Class T	Common/Collective Trust	4,110,606
*	Fidelity Freedom® Index 2065 Commingled Pool Class T	Common/Collective Trust	2,708,381
*	Fidelity Freedom® Index 2070 Commingled Pool Class T	Common/Collective Trust	93,114
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	644,160
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 9.50%	4,201,643
	Total Investments at 12/31/24		$63,404,117

* Party-in-interest
All investments are participant directed.

BIG RIVER STEEL 401(K) PLAN

Index to Exhibits

The following exhibit is filed as part of this Form 11-K.

Exhibit Number	Exhibit Description
23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Big River Steel 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 10, 2025.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Joseph A. Wyse
Joseph A. Wyse,
Comptroller